FAIRFAX News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, November 27, 2007

FAIRFAX ANNOUNCES ACQUISITION OF CANWEST GLOBAL SHARES

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today that it has acquired, through its subsidiaries, 1,825,400 subordinate voting shares of CanWest Global Communications Corp., bringing its total holdings in the company to 11,036,200 subordinate voting shares or approximately 11.1% of the total subordinate voting shares outstanding.  The shares were purchased through the facilities of the Toronto Stock Exchange for investment purposes.  Fairfax continually reviews its investment alternatives and may purchase additional CanWest Global shares from time to time in accordance with applicable laws.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:                                                                Greg Taylor, Chief Financial Officer, at (416) 367-4941

        FAIRFAX FINANCIAL HOLDINGS LIMITED

        95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946